Exhibit 99.4

INVESTOR PRESENTATION Stephen Spengler Chief Executive Officer Jacques Kerrest Chief Financial Officer Greg Wyler Executive Chairman, OneWeb 28 February 2017

Safe Harbor This presentation has been prepared by Intelsat S.A. (“Intelsat”). The recipient is not permitted to reproduce in whole or in part the information provided in this presentation (the “Information”). Intelsat and its affiliates, officers, directors, employees, professional advisors and agents do not accept responsibility or liability for this presentation or its contents (except to the extent that such liability cannot be excluded by law). This presentation is for informational purposes only and highlights certain selected information about Intelsat. This presentation is not intended to be read separate from, or in lieu of, the Annual Report on Form 20-F for the year ended December 31, 2016. This presentation speaks only as of the date it is given, reflecting prevailing market conditions and, as a result, the views expressed are subject to change based upon a number of factors, including market conditions and Intelsat’s business and prospects. The Information contained herein has been obtained from sources believed by Intelsat to be reliable and, while reasonable care has been taken to ensure that the facts stated herein are accurate and that the opinions and expectations contained herein are fair and reasonable, no representation or warranty is made as to the Information’s accuracy or completeness and none of Intelsat or any of its affiliates, officers, directors, employees, professional advisors and agents assume any duty or obligation to update the Information. The Consideration Securities will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This presentation does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation is unlawful. Forward-Looking Statements Some of the statements and projections herein constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include those discussed in “Item 3D-Risk Factors” in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2016. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained herein with caution. Forward-looking statements speak only as of today’s date, February 28, 2017, and neither Intelsat nor any of its affiliates, advisors or representatives undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Non-GAAP Measures and Other Definitions Unless otherwise indicated, all references to Adjusted EBITDA or AEBITDA and related margins, are to Intelsat S.A. Adjusted EBITDA as reported by Intelsat S.A. in its public filings with the SEC. Management uses these non-GAAP financial measures in monitoring and evaluating Intelsat’s ongoing financial results and business performance. These measures should be considered in addition to, not a substitute for, measures of financial performance prepared in accordance with GAAP.

Overview Stephen Spengler, CEO Greg Wyler, Executive Chairman, OneWeb

Common Missions to Connect the Globe Deliver innovative content and connectivity solutions that create value for customers and transform the quality of life Access to communications for everyone, everywhere Intelsat + OneWeb plan to create the world’s first global broadband provider, offering affordable and ubiquitous broadband anywhere in the world, supporting economic development, societal growth and ending the digital divide

A Compelling Opportunity for Intelsat Stakeholders Intelsat Today FSS industry leader Blue-chip customers Powerful GEO constellation Capped access to OneWeb’s LEO network Limited balance sheet flexibility Intelsat + OneWeb Global broadband leader Blue-chip customers Hybrid LEO + GEO network Comprehensive access to OneWeb’s next-generation LEO network Clear path to future technology & services Lowest cost delivery of service Enhanced capital structure Note: FSS means fixed satellite services. GEO means geostationary orbit. LEO means low earth orbit.

Overview of OneWeb

Mass Produced Satellites
Airbus JV

Exclusive Qualcomm Relationship

High Speeds / Low Latency
Up to 595Mbps /
< 50 milliseconds

High Capacity
1.4 Tbps forward sellable capacity

Priority NGSO Spectrum Rights
(> 6.5 GHz of globally harmonized spectrum)

Financial Strength
$1.7 billion funded to date

Global Coverage
100% of Globe

Small Terminals
30cm - 65cm

The OneWeb Constellation



882 LEO satellites will operate at an orbit of 1,200km above the earth

INTELSAT

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OneWeb Momentum SoftBank Sponsorship SoftBank-led recent $1.2 billion funding round SoftBank will be master distributor for all capacity on OneWeb constellation SoftBank intends to take disruptive approach to the existing satellite business model Successful transaction partners OneWeb, SoftBank and Intelsat in this effort Operational Milestones Completed and validated system design Satellite components in test, over 85% of supply chain under contract March 3rd groundbreaking of world’s first high volume satellite facility in Exploration Park, Florida with two production lines scheduled for operation Q1 2018 First launch planned for March 2018, with in-service date planned for 2019 21 launches under contract with Arianespace

Wide beams for broadcast HTS overlay for high density areas Regulatory access; 200 countries and territories GEO LEO Pole-to-pole, ubiquitous coverage Consumer scale hardware Low latency Premium Spectrum Ku-band Fully-Integrated Scalable Services Robust Ecosystem A Fully-Integrated, Scalable, Complementary Fleet Technology Road Map into Next Decade Encourages Customer Commitment An Opportunity to Create a Unique Hybrid Fleet

Opportunity to Serve Key Applications and New Verticals Together

Transaction Detail Jacques Kerrest, CFO

Transaction Overview Merger Intelsat and OneWeb to combine through a share-for-share transaction, subject to satisfaction of certain conditions, including consummation of certain debt exchanges As a result of the combination agreement and SoftBank share purchase agreement, Intelsat will issue to OneWeb shareholders and to SoftBank, common shares and preferred shares (the Preferred Shares for this purpose on an as converted basis) equal in the aggregate to approximately 800 million shares SoftBank Investment SoftBank is expected to invest $1.7 billion for a combination of newly issued common and preferred shares Preferred shares will be equity like in relation to participation; rank above common but subordinate to creditors; will auto convert in certain circumstances; and, are redeemable at any time, subject to minimum redemption amount Pro forma for the merger and SoftBank investment, SoftBank voting ownership will be no greater than 39.9%1 Exchange Offers Intelsat announces certain debt exchange offers to eligible holders Potential limited execution window under terms of combination agreement2 Key Closing Conditions Consummation of certain debt exchange offers to eligible holders within 90 days of the date of the combination agreement Shareholders of Intelsat and OneWeb have agreed to vote sufficient shares in favor of the transactions in order to obtain the required shareholder approvals Subject to the receipt of regulatory approvals and other customary closing conditions Transaction expected to close Q3 2017 Board and Management 7 member Board of Directors, including: 3 independent Directors; 3 Directors to be initially appointed by SoftBank; and 1 Director to be initially appointed by BC Partners Stephen Spengler will remain as CEO; Greg Wyler will become Executive Chairman upon closing of the transactions Note: Intelsat will be domiciled in Luxembourg and will remain listed on the NYSE. 1. It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals, in accordance with SoftBank Vision Fund agreements, SoftBank’s investment position related to the combined company will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund. 2. The combination agreement includes a condition requiring the consummation of certain exchange offers. If requisite tenders necessary to consummate the exchange offers to eligible holders are not received within 90 days of signing of the combination agreement then either party may terminate the combination agreement.

Intelsat Pro Forma Corporate Structure


Intelsat Shareholders
OneWeb Shareholders
SoftBank
Intelsat SA
Intelsat Subsidiaries
Intercompany Agreements
SoftBank
OneWeb

Intercompany Agreements govern:

- Intelsat access to SoftBank-controlled OneWeb capacity increases greatly
- Intelsat earns a commission on sale of OneWeb capacity controlled by SoftBank
- Intelsat will leverage LEO capacity for select services and customers to facilitate fleet rationalization
- Sale of Intelsat capacity by SoftBank
- Shared company services provided by Intelsat

INTELSAT

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Financial Benefits from a Successful Transaction Revenue Capital Expenditures Operating Expenses Long-term access to OneWeb capacity provides ability to sell more (bundled) Intelsat EpicNG capacity Leverage OneWeb’s strategic distribution partners Providing services to OneWeb generates revenue for Intelsat Intelsat will use its world-class sales force to distribute hybrid network capacity and services Significant cost avoidance and R&D savings facilitated by the combination We anticipate that there will be capital expenditure reductions for Intelsat as a result of combining our two fleets that are achievable in the mid- to long-term A thorough technical and business evaluation, including new technologies that will potentially surface in the new ecosystem, will be completed to quantify these synergies Significant Synergies from Combination with OneWeb

Expected Timetable1 Description of Event Date Announce Transaction February 28th, 2017 Launch Exchange Offers March 2017 Close Exchange Offers Q2 2017 (within 90 days of signing) Close Transaction2 Q3 2017 Indicative timetable only, subject to change. Subject to regulatory and other closing conditions.

Financial Review Jacques Kerrest, CFO

2016 Review
($ in millions)

2016 Financial Highlights

- FY 2016 results (change vs. 2015)
  - Revenue: $2,188 (-7%)
    - Network Services: $900 (-15%)
    - Media: $868 (-2%)
    - Government: $387 (+0.5%)
  - AEBITDA[1]: $1,651 (-11%)
  - AEBITDA Margin[1]: 75.4%
- Balance Sheet (12/31/16)
  - Cash and cash equivalents: $666
- Backlog: $8,662
  - Approximately 4x 2016A Revenue
  - Weighted average remaining customer contract life of ~5 years

2016 Environment and Operational Highlights

- Revenue and AEBITDA performance well within the guidance range
- 2015/2016 decline reflects pricing pressure in certain regions and applications, although we saw improved pricing stability in the second half of 2016
- On-network revenues decline was mainly due to lower volume due to non-renewals of certain data and media services and renewal pricing at lower rates for enterprise and wireless infrastructure services
- Government revenues stable, benefitting from unexpected short-term renewal of a contract; renewal rates for U.S government remain attractive, although procurement activity remains slow
- Larger-than-expected bad debt due to certain LatAm customers
- Entry into service of our next generation Intelsat Epic^{NG} platform
- Media revenues benefited in the second half of 2016 from Intelsat 31 and Intelsat 36 launches which entered service in July and September 2016

INTELSAT

1. AEBITDA means Adjusted EBITDA and is a non-GAAP measure. AEBITDA margin is calculated as AEBITDA / Revenue.

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2017 Outlook Full year guidance 2017E Revenue: $2.180 billion - $2.225 billion Media: 3-5% growth Network Services: flat to 3% decline Government: 7-9% decline 2017E EBITDA: $1.655 billion - $1.700 billion These forecasts reflects the benefit of our new Intelsat EpicNG services, Intelsat 31 and Intelsat 36

Intelsat + OneWeb plan to create the world’s first global broadband provider, offering affordable and ubiquitous broadband anywhere in the world, supporting economic development, societal growth and ending the digital divide